EXHIBIT 12
NORTEL NETWORKS LIMITED
Computation of Ratio of Earnings from Operations to Fixed Charges

	Three	Nine	Years ended December 31,
(millions of U.S. Dollars)	Months Ended	Months Ended	2006	2005	2004	2003	2002
	September 30, 2007	September 30, 2007		As restated	As restated	As restated	As restated

Earnings (loss) from operations before income taxes	138	99	19	(129)	(174)	241	(2,673)

Add:
Minority interest	33	46	21	12	11	24	(32)
Equity in net earnings (loss) of associated companies	(1)	(2)	2	(3)	0	36	17

Earnings (loss) from operations before minority interest, equity in net loss of associated companies and income taxes	170	143	42	(120)	(163)	301	(2,688)

Add:
Fixed charges	95	262	276	191	181	212	346
Amortization of capitalized interest	—	—	—	—	—	(2)	(2)
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—	—	—

Subtract:
Interest capitalized	—	—	—	—	—	—	4
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
Minority interest in pre-tax of subsidiaries that have not incurred fixed charges	33	46	21	12	11	24	(32)

Income (loss) as adjusted	232	359	297	59	7	487	(2,308)

Fixed charges:
Interest expense
- Long-term debt	70	198	187	124	108	95	135
- Other	8	19	22	6	8	26	55
1/3 of rental expense on operating leases deemed to be representative of interest expense	13	37	65	58	59	86	155
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	4	9	2	3	6	5	1

	95	263	276	191	181	212	346

Ratio of earnings from operations to fixed charges	2.4	1.4	0.9	*	*	2.3	*

*	The earnings of Nortel Networks Limited were inadequate to cover fixed charges for years ended December 31, 2005, 2004 and 2002, by $132, $174 and $2,654, respectively.